Mail Stop 3-5

								May 6, 2005

By U.S. Mail and Facsimile

Michael Y. Brent
Chief Executive Officer and Director
YTB International, Inc.
560 Sylvan Avenue, Suite 300
Englewood Cliffs, New Jersey  07632

Re:	YTB International, Inc.
      Registration Statement on Form SB-2
	Amendment no.1 filed April 14, 2005
	File No. 333-122936

	Preliminary Information Statement on Schedule 14C
	Filed January 24, 2005, as revised April 15, 2005

      Form 10-KSB for the fiscal year ended December 31, 2004
      Filed February 23, 2005, as amended April 15, 2005
      Form 8-K filed December 14, 2004, January 7, 2005 and
January
26, 2005
      File No. 0-18412

Dear Mr. Brent:

      We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form SB-2

General
1. Please revise the financial statements included in this filing to conform to our comments as applicable.
2. If this filing is not effective prior to May 16, 2005, the financial statements included in the filing are to include those for your latest interim period ended March 31, 2005.

Amendment no. 2 to Schedule 14C filed April 15, 2005

General
3. If the filing remains pending prior to May 16, 2005, the financial statements accompanying the filing are to include those for your latest interim period ended March 31, 2005.

Introduction, page 4
4. The table at the bottom of page 4 presents shares outstanding at the record date of March 31, 2005. In this regard, please explain why the Series B preferred stock is presented as outstanding when you have disclosed in this filing and the Form 10-KSB/A filed on April 14, 2005 that these shares were converted into common stock on January 9, 2005. It appears that the number of common shares outstanding at the record date include the shares associated with the preferred shares that were converted.
5. Refer to the third paragraph on page 5.  In accordance with
Item 1
of Schedule 14C, please include in the filing the financial statements of Yourtravelbiz.com required by Item 14(c)(2) of Schedule
14A that comply with the requirements of Item 310(c)(3). The financial statements for this entity included in your Form 8-K/A filed on December 14, 2004, revised to conform to our comments as appropriate, will satisfy this requirement.


Form 10-KSB for the fiscal year ended December 31, 2004

Business, page 2
Current operations, page 3
6. Please provide disclosure on your patents, licenses and franchises, including duration for the following. See Item 101(a)
(7) of Regulation S-B.

Please describe the nature of any patent-pending applications and their duration based on your disclosure that your technology group builds reservation systems using proprietary patent pending applications for suppliers within the travel industry.

We note that you acquire software license rights to conduct your on-line franchise business. Please update your disclosure in the business section to describe the terms of your software license rights and their duration.

Market for Registrant`s Common Stock, page 5

Shareholders, page 6
7. Revise the number of holders of preferred stock on record at December 31, 2004, since shares of the Series B preferred stock issued in the acquisition of Yourtravelbiz.com were outstanding at this date, or explain to us why this is not appropriate.

Management`s Discussion and Analysis or Plan of Operation, page 6

Results of Operations, page 8
8. Refer to prior comment number 15. It appears that all of the percentages for revenues in the 2004 column in the table on page 9 still may not be correct. For example, the percentage for "New RTA
Sales" is greater than that for "Monthly Membership and Maintenance fees," but the converse is true for the dollar amounts. Please revise all percentages in the 2004 column as appropriate.
9. Please explain why you do not present percentages for commissions in the table on page 9, as the amounts are material, or revise to include such.

Operating Expenses, page 9
10. Refer to prior comment number 18. It is not clear what the increase of $8,531,730 on page 10 represents, for such a variance with respect to general and administrative expenses is not apparent in the historical or pro forma statements of operations. Please revise to reflect historical amounts to the extent material, and separately disclose significant pro forma effects that result from the merger.
11. Please revise your disclosure on page 10 in regard to goodwill to be consistent with your disclosure in the notes to the financial statements.

Liquidity and Capital Resources, page 10
12. Please revise your disclosure consistent with your response that supports your basis that you will have sufficient cash to meet your obligations for the next 12 months.
13. We note your supplemental response to our prior comment no. 22 but we were unable to locate parallel disclosure. Please revise or advise.
14. We were also unable to locate any disclosure regarding the terms of the secured convertible term note you discuss in your response to our prior comment no. 22. Please tell us where to find further disclosure. Alternately, please amend disclosure to describe your contingent liability under the terms of a secured convertible term note. Specify the quoted market price of your stock that would trigger your contingent liability for amounts: $278,000 in 2005; and
$667,000 per year in years 2006 and beyond.

Financial Statements, page 11
15. Please note that "small business filers" are subject to Regulation S-B not Regulation S-X.

Controls and Procedures, page 11
16. Please revise to disclose the required information.

Part III, page 11

Item 9.  Directors, Executive Officers, Promoters and Control
Persons, page 11
17. We are unable to locate the disclosure you reference in your response to our prior comment no. 45. Please advise or revise.


Part IV
Financial Statements of Rezconnect Technologies, Inc.
Notes to the Financial Statements
Note 10 - Segment Information, page 18
18. Refer to prior comment number 35. Please revise your disclosure consistent with your response that amounts associated with foreign countries are not material.

Note 11 - Business Combination, page 19
19. Please explain to us your basis for concluding that intangible assets recognized in the acquisition of YTB have indefinite lives such that they are not subject to amortization. Your response should include your basis for why you believe such assets will contribute to your cash flows indefinitely. Refer to paragraphs 11 and 12 of FAS
141.
20. If you determine that it is appropriate to amortize the intangible assets recognized in the acquisition of YTB, please revise your pro forma financial statements accordingly.

Pro Forma Financial Information
21. Refer to prior comment number 43. Because of the close proximity of the effective date of the employment contracts and the date of the acquisition of YTB, it appears that the contracts were entered into or revised as a consequence of the acquisition and, accordingly, are directly attributable to the acquisition. Nevertheless, the effects of the new or revised employment contracts with your executives would be subject to pro forma presentation, whether or not attributable to the acquisition, to the extent material, in accordance with Rule 11-
01(a)(8) of Regulation S-X. To the extent material, please revise to include pro forma adjustments for the effects of the new and revised contracts with your executives.


Form 8-K filed December 14, 2004

Financial Statements for Yourtravelbiz.Com, Inc. for the Years
Ended
December 31, 2003 and 2002 and for the Nine Months Ended September
30, 2004
Notes to Financial Statements

General
22. On a supplemental basis, please provide us with a copy of a standard RTA contract with YTB Travel Network and YourTravelBiz.com.
Tell us the number of RTAs and PowerTeams currently under contract.
23. Tell us what software each RTA purchases.
24. On a supplemental basis, please explain how RTAs bring in other
RTAs. Explain how the "front-end membership fees" work as compensation for RTA`s work to bring other RTAs. If possible, provide an illustrative example.
25. Please explain how the PowerTeams sell your product. Please provide us with a diagram, showing your current PowerTeam and RTA structure.
26. We note that your website advertises an "extremely lucrative (and copyrighted) compensation plan." Please explain this statement and provide us with the terms of the referenced compensation plan.
27. Also, please provide us with a copy of the master franchise agreement you describe in Note 2 to the financial statements or tell us where to find this agreement.

Note 2 - Summary of Significant Accounting Policies
Revenue recognition
28. Refer to prior comment numbers 53 and 54. It is not clear what stand alone value your customers receive from the membership, materials and services indicated in your response that are associated with the sign up fee. It appears that customers derive benefits from these only if they access and use your system, and it is reasonable to assume that this is their expectation in paying the fee. In this regard, it appears that criteria a and b of paragraph 9 of EITF No.
00-21 are not satisfied for separate unit accounting treatment with respect to the fee.
29. It appears that the sign up fee is primarily for the purpose of accessing your proprietary technology that you must maintain and make available on a continual basis for customers to use. It is the Staff`s position that one time, up front fees, whether or not refundable, associated with continuing substantive service commitments or relationships are to be allocated over the term of the associated arrangement or relationship. Refer to SAB Topic 13.A.3.f.
Accordingly, please revise your revenues and revenue recognition disclosures to reflect that the sign up fee you charge is deferred and allocated in an appropriate systematic manner over the term of the associated relationship. Also, revise the pro forma financial information contained in YTB International`s Form 10-KSB for the fiscal year ended December 31, 2004 to conform to such treatment of the fee. If you continue to believe that your current accounting for the fee is proper, explain to us how the fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process that customers attribute separate value to if they do not access your system.

Note 8 - Marketing Compensation Plan
30. Refer to prior comment number 60. Please revise to disclose when you recognize the expense associated with this plan.

Financial Statements for Yourtravelbiz.Com, Inc. for the Nine
Months
Ended September 30, 2004

Note 10- Subsequent Events
31. Refer to prior comment number 61. Please revise the financial statements for the application of SOP 97-2 to software licensing revenue as appropriate and to the extent material. Refer to paragraphs 36 and 37 of APB No. 20 and paragraph 18 of APB No. 9 if revising the financial statements is appropriate. Also, revise the pro forma financial statements included in Rezconnect`s Form 10-KSB/A for the year ended December 31, 2004 as necessary.

Closing

      Please file your response to our comments via EDGAR within fifteen business days from the date of this letter.

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Doug Jones, Staff Accountant at (202)-824-
5368,
or Michael Fay, Review Accountant, at (202) 942-1907, if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Vega Losert, Attorney-Adviser, at
(202) 942-2931 or me with any other questions.

      				Sincerely,



							Max A. Webb
							Assistant Director






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Michael Y. Brent
YTB International, Inc.
May 6, 2005
Page 9